SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8 Landmark North 39 Lung Sum Avenue Sheung Shui New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on August 9, 2010 and August 16, 2010.

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – August 9, 2010 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.08 per share on the company’s common stock.  The dividend will be paid on October 28, 2010 to shareholders of record on September 28, 2010.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong, and currently operates with its principal manufacturing facility in Shenzhen and a factory in Wuxi in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are  forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2011 FIRST QUARTER RESULTS

-Sales Climb 40 Percent-

HONG KONG —August 16, 2010 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2011 first quarter ended June 30, 2010, reflecting the benefits of an improving global economy despite the impact of currency fluctuations on the company’s profitability.

Net sales for the first quarter of fiscal 2011 climbed 40.0 percent to $6.5 million from $4.6 million a year earlier.

Operating income for the three month period ended June 30, 2010 was $303,000 compared with an operating loss of $430,000 for the same quarter last year.  However, because of currency fluctuation adjustments detailed below, net income for the fiscal 2011 first quarter was only $44,000, or $0.01 per diluted share, compared with a net loss of $136,000, or $0.04 per share, last year.

“The beginning of the new fiscal year represents a significant improvement compared with a year ago, as a majority of our customers are now experiencing improved business conditions and order flow is gaining momentum,” said Roland Kohl, president and chief executive officer of Highway Holdings.

“The company’s strong financial position combined with reduced operating expenses and strongly increasing sales from long-term and new customers offers strong growth potential in the new fiscal year. Based upon our current sales forecasts from potential new and existing business, we expect to reach or exceed in fiscal 2011 the sales levels that we achieved in 2009, prior to the global recession -- with increased profitability as a result the company’s more efficient operations today,” Kohl added.

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2011 was 22.2 percent compared with 16.1 percent in the same period a year ago.

Selling, general and administrative expense for the fiscal quarter decreased by $44,000, or 3.8 percent, from the same period a year ago despite increased sales.  Selling, general and administrative expense as a percentage of sales for the first fiscal quarter of fiscal 2011 was 17.5 percent compared with 25.4 percent in the same period a year ago.

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Highway Holdings Ltd.
2-2-2

Kohl noted that the company’s streamlining initiatives implemented during the past few years, including the closure of two factories, contributed to the company’s ability to sharply reduce expenses -- which increased the company’s gross profits and decreased selling, general and administrative expenses. “These streamlining actions, especially targeting manufacturing cost reductions, have greatly enhanced the company’s technical capabilities -- particularly automated manufacturing processes,” Kohl said. He noted that automation will partially offset the more than 60 percent increase in labor costs since March 2010. “Additional wage increases are anticipated in the near future, which may lead to price increases and the need to pass on the majority of these increases to customers,” Kohl said.

  The company’s results were negatively impacted by a $257,000 currency exchange loss during the fiscal 2011 first quarter compared with an $281,000 currency exchange gain during the same period last year due to the weakening value of the euro compared to the U.S. dollar.

Kohl highlighted the company’s solid financial position, with cash equivalents and restricted cash of $6.47 million. At June 30, 2010, the company had working capital of $10.0 million.  Because of the company’s strong financial condition, the company declared a cash dividend on August 9, 2010 of $0.08 per share on the company's common stock.  As previously announced, the dividend will be paid on October 28, 2010 to shareholders of record on September 28, 2010.  Total shareholders’equity at June 30, 2010 was $11.71 million compared with $11.67 million as of March 31, 2010.  The company’s current ratio was 3.18:1 at June 30, 2010.

 About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings operates two manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended

	June 30

	2010	2009
Net sales	$6,451	$4,615
Cost of sales	5,019	3,872
Gross profit	1,432	743
Selling, general and administrative expenses	1,129	1,173
Operating / income (loss)	303	(430)

Non-operating items
Interest expenses	(8)	(18)
Exchange gain (loss), net	(257)	281
Interest income	1	4
Other income	4	10
Total non-operating income (expenses)	(260)	277

Net income (loss) before income tax and noncontrolling interests	43	(153)
Income taxes	13	-
Net income (loss)	30	(153)
Loss attributable to noncontrolling interest	14	17
Net income (loss) attributable to Highway Holdings Limited	$44	$(136)

Net income (loss) – basic and diluted
Net income (loss) attributable to Highway Holdings Limited	$0.01	$(0.04)

Weighted average number of shares
Basic	3,745	3,747
Diluted	3,755	3,747

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	June 30	March 31
	2010	2010
Current assets:
Cash and cash equivalents	$5,700	$6,279
Restricted cash	771	771
Accounts receivable, net of doubtful accounts	3,643	3,240
Inventories	3,943	3,495
Prepaid expenses and other current assets	516	507
Total current assets	14,573	14,292
Investment in affiliates
Property, plant and equipment, (net)	1,893	2,051
Intangible assets, (net)	4	8
Investment in affiliates	1	1
Total assets	$16,471	$16,352

Current liabilities:
Accounts payable	$2,588	$2,389
Short-term borrowing	838	793
Obligations under capital leases - current portion	200	251
Accrual payroll and employee benefits	579	542
Other liabilities and accrued expenses	383	514
Total current liabilities	4,588	4,489
Obligations under capital leases – net of current portion	28	44
Deferred income taxes	147	147
Total liabilities	4,763	4,680

Shareholders' equity:
Common shares, $0.01 par value	37	38
Additional paid-in capital	11,243	11,289
Retained earnings	505	461
Accumulated other comprehensive loss	(13)	(13)
Treasury shares, at cost – 37,800 shares as of March 31, 2010; and nil on June 30, 2010	-	(53)
Total Highway Holdings Limited shareholders' equity	11,772	11,722
Noncontrolling Interest	(64)	(50)
Total equity	11,708	11,672
Total liabilities and shareholders' equity	$16,471	$16,352

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2010	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer